UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into Material Agreement

On July 25, 2024, Psyence Biomedical Ltd. (the “Company”) entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with White Lion Capital, LLC (“White Lion”) and a related Registration Rights Agreement (the “RRA”). Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to $25,000,000 in aggregate gross purchase price of newly issued shares of the Company’s common shares, no par value (the “Common Stock”), subject to certain limitations and conditions set forth in the Purchase Agreement.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of a registration statement registering the resale of the shares issuable pursuant to the Purchase Agreement, the Company’s right to sell shares to White Lion commenced on the date of the execution of Purchase Agreement and extends until the earlier of (i) White Lion having purchased shares of Common Stock equal to $25,000,000 and (ii) two years from the date of execution of the Purchase Agreement (the “Commitment Period”).

During the Commitment Period, subject to the terms and conditions of the Purchase Agreement, the Company may exercise its right to sell shares of its Common Stock. The Company may deliver a Fixed Purchase Notice (as such term is defined in the Purchase Agreement), pursuant to which the Company can require White Lion to purchase up to a number of shares of Common Stock equal to the lesser of (i) $250,000 or (ii) 50% of Average Daily Trading Volume (as such term is defined in the Purchase Agreement). The Company may also deliver a Rapid Purchase Notice (as such term is defined in the Purchase Agreement), pursuant to which the Company may require White Lion to purchase up to a number of shares of Common Stock equal to the lesser of (i) 30% of the Average Daily Trading Volume and (ii) $4,000,000 divided by the highest closing price of the Common Stock over the most recent five business days immediately prior to the receipt of the notice. White Lion may waive such limits under any notice at its discretion and purchase additional shares.

The price to be paid by White Lion for any shares that the Company requires White Lion to purchase will depend on the type of purchase notice that the Company delivers. For shares being issued pursuant to a Fixed Purchase Notice, the purchase price per share will be equal to 90% of the lowest VWAP (as defined in the Purchase Agreement) of the Common Stock that occurs during the five consecutive business days prior to the purchase notice. For shares being issued pursuant to a Rapid Purchase Notice, the purchase price per share will be equal to the lowest traded price on the date that the notice is delivered.

No purchase notice shall result in White Lion beneficially owning (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder) more than 4.99% (subject to increase, in the sole discretion of White Lion, to 9.99%) of the number of shares of the Common Stock outstanding immediately prior to the issuance of shares of Common Stock issuable pursuant to a purchase notice.

The Company has the right to terminate the Purchase Agreement in the event of a material breach of the Purchase Agreement by White Lion. The Purchase Agreement also automatically terminates upon the earlier of (i) the end of the Commitment Period and (ii) the date that the Company commences a voluntary bankruptcy proceeding, a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors.

In consideration for the commitments of White Lion, as described above, the Company has agreed that it will issue to White Lion shares of Common Stock (“Commitment Shares”) in an amount equal to (i) $187,500 divided by (ii) the closing price of the Common Stock on, (A) with respect to half of the Commitment Shares, the business day prior to the filing of the registration statement pursuant to the RRA and (B) with respect to the other half of the Commitment Shares, the business day prior to the 90th day following the filing of the registration statement pursuant to the RRA. The Commitment Shares will be fully earned by White Lion regardless of termination of the Purchase Agreement.

Concurrently with the Common Stock Purchase Agreement, the Company entered into the RRA with White Lion, pursuant to which the Company agreed to file, within 30 days following the execution of the Purchase Agreement, a resale registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale by White Lion of the maximum number of shares permitted to be included therein in accordance with applicable SEC rules, regulations and interpretations and the Commitment Shares. The RRA also contains usual and customary damages provisions for failure to file and failure to have the registration statement declared effective by the SEC within the time periods specified therein.

The Purchase Agreement and the RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of each of the Purchase Agreement and RRA does not purport to be complete and in each case is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, and the RRA, a copy of each of which is filed as Exhibit 99.1 and 99.2, respectively, to this Report on Form 6-K and in each case which is incorporated herein by reference.

The Company will issue the Common Stock pursuant to the Purchase Agreement in reliance upon the exemptions from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

Neither this Report on Form 6-K nor the exhibits attached hereto shall constitute an offer to sell or the solicitation of an offer to buy the Common Stock described herein or therein, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.

On July 31, 2024, the Company issued a press release announcing the terms of the Purchase Agreement. A copy of the press release is furnished hereto as Exhibit 99.3.

EXHIBIT INDEX

Exhibit No.	Description
99.1 #	Common Stock Purchase Agreement, dated as of July 25, 2024, by and between Psyence Biomedical Ltd. and White Lion Capital, LLC
99.2 #	Registration Rights Agreement, dated as of July 25, 2024, by and between Psyence Biomedical Ltd. and White Lion Capital, LLC
99.3	Press Release

#       Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director